January 6, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Arakawa
Branch Chief Office of Beverages, Apparel, and Mining

RE:	Ferroglobe PLC (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2015 Filed May 2, 2016 File No. 001-37668

Dear Mr. Arakawa:

This letter is in response to your comment letter received on December 15, 2016. We have set forth below each of your comments followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2015

Financial Statements

4. Accounting policies, page F-14

1. We note your disclosure of mining operations on page 31 regarding reserves at your quartz and coal mines. Please expand your accounting policy to discuss your mining assets and the accounting method used for depleting these assets. Also, please disclose your policy for recording expenditures as exploration and evaluation assets in accordance with IFRS 6 or explain to us why these disclosures are not necessary.

Response:

In response to the Staff’s comment, Ferroglobe advises the Staff that the costs incurred and capitalized during the exploration and feasibility stage were classified as intangible according to the nature of the assets acquired, based on IFRS 6.15 and recorded in “Other intangible assets” in the consolidated statement of financial position. Ferroglobe confirms that the capitalized costs were fully amortized (on a straight-line basis based on the estimated operational life of the mine) in the consolidated statement of financial position as of December 31, 2015 and 2014 and no expenditures were capitalized during the years ended December 31, 2015 and 2014. As such, the Company respectfully submits that it is not necessary to expand its disclosure in this respect. If mining assets become material in the future, the

Company will include disclosures of the mining activities, the associated assets, the accounting method for amortizing these assets and the policy for recording expenditures for exploration and evaluation of the mining assets.

As a result of the business combination of Grupo FerroAtlántica, S.A.U. (FerroAtlántica) and Globe Specialty Metals, Inc. (Globe) on December 23, 2015 (the “Business Combination”), mineral reserves of $55,939,000 were acquired. Mineral reserves, net of depletion of $59,387,000, were recorded in “Property, plant and equipment” in the consolidated statement of financial position as of December 31, 2015, which represents approximately 2% of consolidated assets. Mineral reserves, net of depletion $5,678,000, were recorded as of December 31, 2014, which represents approximately 0.4% of consolidated assets. Depletion expense was $147,000, $162,000 and $182,000 in 2015, 2014 and 2013, respectively. Ferroglobe respectively informs the Staff that disclosure of the balance of the mineral reserve assets was not material for separate disclosure. The balance of mineral reserve assets will be disclosed in future filings if the disclosure is material. Additionally, the following accounting policy disclosure regarding the accounting methodology for depleting mineral reserve assets will be included in future filings if the disclosure of mineral reserve assets is deemed material:

Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

6. Segment reporting, page F-26

2. We note that as a result of your recent business combination you have a vertically integrated business model of diversified production facilities across five continents. You disclose that operating segments are based on your management reporting structure and disclose Electrometallurgy and Energy as your two reportable segments. Please address the following:

•	Clearly identify your operating segments and discuss whether you are aggregating.

Response:

The Business Combination took place on December 23, 2015 providing, among others, multiple strategic opportunities to enhance the overall offerings, strategic position and growth of the combined company. Since the Globe operations were acquired late in the 2015 fiscal year there was limited oversight of the acquired Globe operations by Ferroglobe when the 2015 consolidated financial statements were authorized. Management is currently in the process of integrating the operations of FerroAtlántica and Globe, including activities which may impact the management reporting structure which existed for the Company at December 31, 2015. Any changes to the Company’s management structure which impacts information used by the Company’s chief operating decision maker (“CODM”) for assessing performance or allocating resources will be reflected in the Company’s segment reporting disclosures once the change in composition of the reportable segments occurs. The following information concerning the Company’s legacy segments is based on the facts and circumstances which existed at December 31, 2015.

The Company’s operating segments are identified as each plant location. The Company aggregates its silicon, silicon-based and manganese based smelting facilities worldwide into the reportable segment – Electrometallurgy. The Company’s hydroelectric generation facilities are aggregated into the reportable segment – Energy. An individual member of management is responsible for each the Electrometallurgy and Energy operations. These individuals report to the Company’s CODM.

The operating segments that make up the Electrometallurgy reportable segment have similar economic characteristics as they are part of a global commodity based pricing structure and are subject to long-term pricing conditions as a result of global supply and demand for our prime products. The aggregation of these operating segments is in accordance with IFRS 8.12 as the products, production process, customers and methods of distribution are similar. The fundamental technology underlying the production process used in the manufacture of our prime products is consistent across our facilities. Our plants share and implement best practices across all of our manufacturing facilities. The same or similar raw materials are utilized by our plants in the manufacture of our products.

For the smaller reportable segment – Energy, the aggregation of the related operating segments is also in accordance with IFRS 8.12. The Company’s hydroelectric generation facilities have similar economic characteristics consistent with their similar products, production processes, geographies in Western Europe, and methods used to distribute their production.

•	We note your website states that the company is organized into several business areas (Electrometallurgy, Mining, Energy and Solar Photovoltaic). Provide us with details about your management structure and how your company is organized including how your structure relates to your business areas.

Response:

The business areas listed on the Company’s website are not operating segments as they do not meet the criteria of IFRS 8.5 as their financial and operating results are not prepared separately and are not regularly reviewed by the CODM to assess performance and make decisions regarding allocation of resources.

The Company’s business is manufacturing silicon metal and silicon- and manganese-based alloys. We have vertically integrated our supply chain and do not materially compete in the mining sector. These mines provide a stable and long-term supply for the Company’s operations with a substantial portion of our requirements for low ash metallurgical grade coal and quartzite, the principal raw materials used in the manufacturing of all of our products. The inclusion of “Mining” as a business area on our website is to highlight our vertical integration.

The “Solar Photovoltaic” business area is related to our research and development activities to the production of photovoltaic solar-grade silicon metal. The business area has not generated any meaningful sales revenues to date. The inclusion of “Solar Photovoltaic” as a business area on our website is to highlight the Company’s potential to diversify into a new market in the future.

•	Identify and describe the role of the Chief Operating Decision Maker (CODM) and each of the individuals that report to the CODM. Please discuss how these individuals are compensated.

Response:

The Company’s CODM is Pedro Larrea. Pedro Larrea was the Executive Chairman of FerroAtlántica and subsequent to the Business Combination the Chief Executive Officer of Ferroglobe. The primary direct reports of the CODM are the Chief Financial Officer, Chief

Operations Officer (responsible for Electrometallurgy operations), Operations Manager – Energy (responsible for Energy operations), Director of Business Development, Director of Sales and Director of Administration and Control. Compensation for Mr. Larrea and his direct reports is a combination of salary and bonus. Historically, management incentive compensation was not directly linked to financial performance; although, the financial performance of the Company did indirectly affect the level of management’s incentive compensation. The key financial measure in regards to determining management incentive compensation at the consolidated Company level was “Operating (loss) profit”.

•	Describe the information regularly provided to the CODM and how frequently it is prepared and reviewed.

Response:

On a day-to-day basis, the CODM has access to production data for all the plants of the Company and other flash reporting, which is operational in nature. However, the main source of information received by the CODM is a reporting package that is prepared and reviewed monthly, which details all the relevant aspects of the Company in each area or department, performance, sales, deviations from the budget and other facts relevant to the operational and financial management of the Company. This reporting package includes financial and operational information at the operating segment level, which is aggregated at the reportable segment level. The operating segment information is used by the CODM to allocate resources and monitor the financial performance of the Company. Actual financial metrics at the end of each month at the reportable segment level are what is utilized by the CODM to analyze the Company’s performance against budget and prior period actuals. The key financial measure used by the CODM in assessing performance and making decisions regarding the allocation of resources is “Operating (loss) profit”.

•	Tell us how often the CODM meets with his direct reports, describing the financial information discussed in these meetings and who else attends these meetings.

Response:

The CODM meets with his direct reports (noted above) on a weekly basis to receive a status update on any of the Company’s operational and financial issues identified in the previous monthly steering committee meeting. On a monthly basis, the CODM chairs the steering committee meeting, which is where the monthly reporting package (noted above) is reviewed and presented amongst the CODM’s direct reports and management employees such as the General Counsel and Director of Internal Audit. The financial information reviewed includes the income statement for the electrometallurgy and energy reportable segments compared to the budget and a comparison to the same period of prior year. Additionally, other performance indicators are presented and reviewed, including net debt ratios and other metrics relevant to debt compliance covenants.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response:

A budget is prepared on an annual basis by using inputs from various departments. The sales department provides a forecast of sales quantities by month and by product along with forecasted selling prices by product. The purchasing department provides forecasted prices of raw materials to be used in the production process. The operations department provides forecasted expenditures for inputs required in the production process other than raw materials. The financial planning and analysis department will complete the budget by forecasting general and administrative expenses based on historical run rates. The budget is then reviewed by the CODM’s direct reports. Finally, the budget will be submitted to the CODM for his detailed review and approval.

15. Provisions, page F-42

3. We note your policy note indicates that there are plan assets associated with your defined benefit retirement and postretirement plans in North America. Please provide descriptions of your plan assets as required by paragraph 142 of IAS 19 or tell us why these disclosures are not applicable.

Response:

In response to the Staff’s comment, Ferroglobe advises the Staff that the plan assets associated with our defined benefit retirement and postretirement plans in North America is $44,773,000 as of December 31, 2015, which represents approximately 2% of consolidated assets.    The Company considered disclosure of this information in the 20-F was not material. The plan assets of the defined benefit retirement and postretirement plans in North America are comprised of assets that have a quoted market price in an active market. The breakdown as of December 31, 2015 of the assets by class was as follows:

Cash	1%
Equity Mutual Funds	54%
Fixed Income Securities	43%
Real Estate Mutual Funds	2%
Total	100%

Ferroglobe respectively informs the Staff that disclosure of the plan assets as required by paragraph 142 of IAS 19 will be included in future filings if the disclosure is material.

If you require additional information, please contact me at 786-509-6925.

Sincerely,

/s/ Joseph Ragan

Joseph Ragan

Chief Financial Officer